Exhibit (a)(5)(KK)

Internal memo

Questions and Answers for Managers

Rio Tinto Alcan: A New Beginning

Q1.                             What are the benefits of the Rio Tinto Aluminium-Alcan combination?

A1.                             Alcan’s acquisition by Rio Tinto is a winning combination for both companies. It creates a new global leader in the aluminium industry with major development opportunities, and deepens the two companies’ commitments and values around the world. We now have the size and scale required to grow and develop globally.

Q2.                             What does this mean for employees?

A2.                             Although this may be a period of uncertainty, all employees are expected to deliver on their business objectives, and to stay focused on their day-to-day performance. Our world-leading assets, a strong growth pipeline, and a promising forecast for the sector will create a bright future for Rio Tinto Alcan employees.

As we move towards the full integration of the two entities, there is no doubt that interesting opportunities will emerge within the wider Rio Tinto Group for talent from Rio Tinto Aluminium and Alcan, and vice versa.

Both Rio Tinto and Alcan have been recognised as leading stewards of the environment and the communities in which they operate, and in putting employee safety at the top of the priority list. This philosophy will be maintained and reinforced. In this period of transition, we all must continue to actively contribute by taking the necessary steps to maintain the safety and health of those around us while ensuring we minimise our impact on the environment.

Q3.                             What will the new company be called?  Where will it be located?

A3.                             Effective October 25, 2007, we are called Rio Tinto Alcan, a Rio Tinto product group that is headquartered in Montreal, Canada. The Primary Metal business will also be based in Montreal, while the Bauxite and Alumina business will be based in Brisbane, Australia. The Engineered Products and Packaging businesses will be based in Paris, France. The headquarters of the enlarged aluminium smelting technology R&D group will be in Quebec. The R&D effort will be focused between Quebec and France, with Rio Tinto’s existing smelter technology unit combined with Alcan’s.

Q4.                  What are the next steps?

A4.                 Led by the recently announced Integration Team Leaders, teams have begun working across sectors and continents in integration teams to align two large organisations: Alcan and Rio Tinto’s aluminium group.

Rio Tinto Alcan’s executive management team was announced October 10. We expect the next level of management to be named shortly.

We are in a transition phase where branding, visual identity and signage are concerned. As you can see from this document, a new Rio Tinto Alcan logo has already been developed but it will take some months before all aspects of the new brand are rolled out.

Q5.                  Will current management remain in place?

A5.                 Dick Evans, formerly Alcan’s President and CEO, is now chief executive of Rio Tinto Alcan, based in Montreal, Canada.

Dick’s direct reports were named on October 10. We expect the next level of management to be named shortly.

Q6.                 What is happening to the Packaging business?

A6.                 As part of its review of strategic alternatives, the Alcan Board concluded that Alcan Packaging should be divested to optimise the business model, allowing the new Rio Tinto Alcan to focus on core aluminium operations.

Negotiations with third parties interested in purchasing Alcan Packaging are under way. Until it has been sold, Packaging remains part of Rio Tinto Alcan, with Ilene Gordon, its chief executive, reporting to Dick Evans.

Q7.                 Were unions consulted during negotiations for this deal?

A7.                 The unions are an integral part of Rio Tinto Alcan’s business and we remain committed to working with them to ensure everyone understands the benefits of this transaction. They will continue to be consulted throughout the integration process.

Q8.                 Alcan and Rio Tinto Aluminium have many major projects in the design or execution phase. What impact will the combination have on these projects?

A8.                 Just as it has been in recent months, it is business as usual. All projects, as in the past, are subject to ongoing analysis and rigorous examination, but global demand for our products is growing, and our current development plans have been endorsed by Rio Tinto.

Q9.                 Where can I get more information?

A9.                  Former Alcan employees can visit the “Welcome to Rio Tinto Alcan” section of the Alcan Source intranet portal. Former Rio Tinto Aluminium employees can consult the Integration section of the Prospect intranet.

Q10.          What does Rio Tinto plan to do with Alcan’s Engineered Products (EP) business?

A10.           EP is a sector-leading, attractive and profitable business: Rio Tinto is committed to enhancing its value for the benefit of EP’s workforce, communities and customers, and for Rio Tinto shareholders.

In the coming months, EP will be subject to the portfolio review of all of Rio Tinto’s businesses, which aims to identify which businesses to retain and which to divest in light of the opportunities and financial impacts presented by Rio Tinto’s acquisition of Alcan.

Q11.          What will happen to Engineered Products (EP) during the review?

A11.           Engineered Products will be part of the portfolio review, like all other Rio Tinto businesses, and will be managed in a manner that keeps options open and allows EP’s performance, long-term growth prospects and people to flourish.

Q12.          Given that both companies have significant operations in Australia, has senior management come to any conclusions about redundancies?

A12.           This combination is about growth and opportunities, not aiming at jobs cuts. However, some roles may change; others might transfer to different parts of the business due to the combination of the two entities; and we will have to avoid duplications in some areas. Throughout the transition to building the new Rio Tinto Alcan, our employees will be treated with dignity and respect. We will ensure that appropriate processes, including consultation and engagement, are put in place for any employees who are subject to change during integration.

Additional information

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The address of the Offeror is 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec, H3A 1G1.

The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The subsequent offering period has commenced and the Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on November 8, 2007, unless extended.

This document is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, 23 and 24 October 2007 are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007 (the “First Supplement”). A second notice of extension of the Offer was approved by the BFIC on 23 October 2007 (the “Second Supplement”). The offer document, the Belgian Supplement , the First Supplement and the Second Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument.

1188 Sherbrooke Street West

Montreal, Quebec  H3A 3G2

Canada

Tel. (514) 848-8000

Fax (514) 848-8115

25 October 2007

Dear Colleagues,

Today, Alcan officially combines with Rio Tinto Aluminium to form Rio Tinto Alcan. For employees in both organisations, this is a historic occasion as we join forces to create a new global leader in the aluminium industry with considerable development opportunities. Welcome!

Rio Tinto is one of the world’s leading international mining companies, with operations around the world. Alcan is a leading global materials company with world-class technology and operations in bauxite mining, alumina processing, primary metal smelting, power generation, aluminium fabrication, engineered solutions as well as flexible and specialty packaging. Earlier this year, Rio Tinto saw that a range of opportunities could be created by bringing Alcan into the Rio Tinto Group. The Alcan Board of Directors recommended that Alcan shareholders accept Rio Tinto’s offer after engaging in an extensive review of strategic options to deliver value to stakeholders, and judging that Rio Tinto would protect Alcan’s values and commitments.

Rio Tinto Alcan, formed by the combination of Alcan and Rio Tinto’s existing aluminium assets, is now a Rio Tinto product group, headquartered at Maison Alcan in Montreal, Canada. The Primary Metal business will also be based in Montreal, while the Bauxite and Alumina business will be based in Brisbane, Australia. The Engineered Products and Packaging businesses will be based in Paris, France.

Rio Tinto Alcan – A Winning Combination

As of today, we are the world’s largest aluminium producer, the number one in bauxite and a leader in alumina – a well-constructed business that is balanced across bauxite, alumina, aluminium and related products.

We acknowledge that for many Alcan employees, this is a day to pause and take pride in the organisation they’ve built. Change is never easy, but in this case, change represents a new beginning and an opportunity to grow. For Rio Tinto Aluminium employees, this represents a change, too. Together, we feel confident that this combination of world-class organisations represents the next logical step in the evolution of both companies. With its attractive pipeline of projects, we believe that Rio Tinto Alcan will be a growth story for years to come. Now we can look to the future with the confidence and the scale required to maintain momentum.

To our colleagues in Alcan Packaging, which as announced in July is slated for divestiture, we acknowledge that this may be a particularly challenging time. We want to assure you that we are working hard to achieve a positive outcome. Negotiations with interested parties are under way. Until it has been sold, Packaging remains part of Rio Tinto Alcan.

We believe that you, Rio Tinto Alcan employees, will be the cornerstone of our success. Now more than ever, we will rely on you to create an enterprise greater than the sum of its parts. Rio Tinto Alcan, like its predecessor operations, will be known as an organisation that delivers on its promise. With the distinctive global skills of our people, an enviable portfolio of global assets, and a promising forecast for the sector, Rio Tinto Alcan employees will create a bright future for themselves, for Rio Tinto shareholders and for all our other stakeholders.

Both Rio Tinto and Alcan have been recognised as leading stewards of the environment and the communities in which they operate, and in putting employee health and safety at the top of the priority list. This philosophy will be maintained and reinforced. In this period of transition, we all must continue to actively contribute by taking the necessary steps to maintain the safety and health of those around us while ensuring we minimise our impact on the environment.

A World of Opportunity

As the new global leader in the aluminium industry, Rio Tinto Alcan presents a world of opportunity for our employees. Prior to the Alcan deal, the Rio Tinto Group comprised 30 businesses in more than 20 countries across the world, while Alcan, through its 430 facilities, offices and R&D centres in 61 countries and regions, is present in hundreds of communities. As we move towards the full integration of the two entities, there is no doubt that interesting opportunities will emerge within the wider Rio Tinto Group for talent from Rio Tinto Aluminium and Alcan, and vice versa.

Keeping Our Commitments and Shared Values

Rio Tinto and Alcan share strong corporate values and cultures, and have both enjoyed tremendous reputations as corporate citizens. This will continue. We will keep our commitments to you, to the communities where we have operations, and to sustainable development. We strongly believe that we can continue to grow and prosper in a manner consistent with our core values and commitments. As a global leader, Rio Tinto Alcan will expect to be held to the highest standards. And that is a challenge for all of us to embrace.

Maintaining Momentum

While we fully understand that this is a time of uncertainty for many of you, we want to assure you that Rio Tinto Alcan’s management will do its utmost to ensure that the transition to the new organisation is a smooth one. In the near future, your manager will be providing you with a comprehensive briefing on our new organisation. We encourage you to take an active interest in the opportunities this partnership presents.

More information is available on the Alcan Source and Rio Tinto Aluminium intranet portals, which will continue to exist as separate portals until the information systems of both companies have been more fully integrated. Information is also available on the new Rio Tinto Alcan website at www.riotinto.com/riotintoalcan.

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We are in a transition phase where branding, visual identity and signage are concerned. As you can see from this document, a new Rio Tinto Alcan logo has already been developed but it will take some months before all aspects of the new brand are rolled out.

Our Board and management team are proud of your ability to remain focused and productive during these last several months. We thank you for your continued focus and dedication, and look forward to an exciting future together.

Best regards,

Tom Albanese	Dick Evans
Chief executive, Rio Tinto	Chief executive, Rio Tinto Alcan

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